                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                     OR 12(g) OF THE SECURITIES ACT OF 1934



                           ONE VOICE TECHNOLOGIES,INC.
                           ---------------------------
                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)



         NEVADA                                                95-4714338
         ------                                                ----------
(STATE OR OTHER JURISDICTION OF                             (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)                              IDENTIFICATION NO.)



6333 Greenwich Drive, Ste 240, San Diego CA                      92122
-------------------------------------------                      -----
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)                       (ZIP CODE)



(619) 552-4466                                            (619) 552-4474
--------------                                             --------------
(ISSUER'S TELEPHONE NUMBER)                          (ISSUER'S FACSIMILE NUMBER)



           SECURITIES TO BE REGISTERED UNDER SECTION 12(b) OF THE ACT:

      TITLE OF EACH CLASS                      NAME OF EACH EXCHANGE ON WHICH
      TO BE SO REGISTERED                      EACH CLASS IS TO BE REGISTERED


--------------------------------            ------------------------------------

--------------------------------            ------------------------------------


           SECURITIES TO BE REGISTERED UNDER SECTION 12(g) OF THE ACT:


                          Common Stock - .001 Par Value
                                (TITLE OF CLASS)

                                     PART 1

                                     ITEM 1
                           DESCRIPTION OF THE BUSINESS

General

One Voice Technologies, Inc.. is filing this Form 10-SB on a voluntary basis in order to make One Voice Technologies, Inc.'s financial information equally available to any interested parties or investors and meet certain listing requirements for publicly traded securities on the OTC Electronic Bulletin Board which is sponsored by the National Association of Securities Dealers (NASD). The Company's stock is currently listed for trading on the OTC Electronic Bulletin Board under the stock symbol "ONEV".

Business Development

The Company was incorporated in Delaware on February 4, 1987 as Belridge Broadcasting of Portland, Inc. On August 23, 1995, the Company formed a new corporation, Belridge Holdings Corporation for the purpose of a merger in order to facilitate a change of domicile of Belridge Broadcasting of Portland, Inc. to Nevada. After the merger on August 28, 1995, the surviving company, Belridge Holdings Corporation, a Nevada Corporation, was dormant until March 9, 1998 when it filed a Disclosure Statement pursuant to Rule 15c2-11 with the National Association of Securities Dealers in order to allow trading of its securities on the OTC Electronic Bulletin Board. On July 30,1998 a special meeting of the shareholders approved the acquisition of the assets, liabilities and operating business of Dead On, LLC. in order to facilitate the Company's business plan to manufacturer sporting goods equipment and apparel. On September 15, 1998 a special meeting of the shareholders approved the name change of Belridge Holdings Corporation to Dead On, Inc. On December 31, 1998 a special meeting of the Board approved the discontinuance of the operating business related to the manufacturer of sporting goods equipment and apparel after concluding that the Company could not profitably operate that type of business. On May 14, 1999, the Board signed an agreement to consummate the divestiture of the assets and liabilities of the discontinued sporting goods equipment and apparel manufacturing business. On June 16, 1999, a special meeting of the shareholders approved the divestiture of the assets and liabilities of the discontinued sporting goods equipment and apparel manufacturing business. On June 22, 1999, a special meeting of the Board approved the merger of Dead On, Inc. with Conversational Systems, Inc. in order to facilitate the Company's new business plan to develop and market a software system that allows computer users to use spoken words instead of keyboards to access and utilize the Internet. On July 9, 1999, a special meeting of the shareholders approved the merger of Dead On, Inc. and Conversational Systems, Inc. and approved the name change of Dead On, Inc. to ConversIt.com, Inc. On September 9, 1999, a special meeting of the shareholders approved the name change of ConversIt.com, Inc. to One Voice Technologies, Inc.

During September 1998 and May through July 14,1999 the Company raised capital through the sale of common stock to investors in order to fund its business plan obligations.

There have been no bankruptcy, receivership or similar proceedings.

There have been no other material reclassifications, mergers, consolidations, or purchase or sale of a significant amount of assets not in the ordinary course of business.

Business of the Issuer

On September 9, 1998, the Company's President, Dean Weber applied for a United States Patent for a software system he developed that allowed a computer user to interact with a computer through speech rather than a keyboard or mouse. The essence of this system is to allow the computer user to speak directly to the computer in order to access the Internet. Utilizing colloquial or conversational English, the computer user does not have to learn menu commands, does not need to be familiar with operating systems, and is not dependent on typing speed. The primary features of this system are: utilizing commercially available speech recognition that relies on how words sound in order to match those sounds to words in a dictionary - analyzing words to determine their meaning - allowing the computer to listen and then talk back to the user - processing speech at very high speed. As the user speaks with the computer, it continues to "learn" the meaning of what the user says. It asks questions of the user when it is unsure what the user wants. It uses a conversational manner to quickly process information while it keeps the user informed as it is performing requested tasks. As an example, if the system is searching the Internet for the best price available for a particular type of automobile purchase, it will describe its search process and any problems it encounters, such as the unavailability of a needed web page due to heavy Internet demand. It will then ask the user if it should try again. It will offer suggestions, such as using a different time or searching in a different geographical location. On October 5, 1998, Mr. Weber applied for an additional patent that enhanced his original patent by adding more detailed features, including network user interface capabilities. On November 11, 1998, Mr. Weber applied to the United States Department of Commerce Patent and Trademark Office to assign both of his original patent filings to Conversational Systems, Inc., a closely held corporation in which he was majority shareholder. On July 9, 1999, at a special meeting of the shareholders of Dead On, Inc., the shareholders of Dead On, Inc. and Mr. Weber, representing Conversational Systems, Inc., agreed to merge Conversational Systems Inc., including its pending United States Patents, with Dead On, Inc. and change the name of the Company to ConversIt.com, Inc. On September 9, 1999, a special meeting of the shareholders approved the name change of ConversIt.com, Inc. to One Voice Technologies, Inc. As of the date of this filing, both patents are still pending.

Since the merger of July 9, 1999, the Company has taken the following steps in its product development: raised capital of $3,000,000 through the sale of securities; leased commercial office space in San Diego, California; hired one office manager, one sales manager, one marketing manager; continued development of its software product.

During the next twelve months the Company intends to complete the following steps with accompanying budget estimates: during months one through six complete software programming - $500,000; secure license for commercially available voice recognition software and develop marketing strategy - $500,000; setup web site - $15,000; during months seven through ten beta test software - $50,000; during months seven through twelve make software programming corrections - $100,000; during months three through twelve market the Company's product to computer manufacturers and Internet Service Providers - $100,000; and produce the Company's product for delivery beginning in the first quarter after month twelve.

Management intends to market its product through a business-to-business model of distribution of its product through computer manufacturers such as Gateway, Dell, IBM, Sony, Toshiba, NEC, etc. The Company intends to license its software directly to the Company's anticipated major computer manufacturer distributors in order that they may include the software with the sale of their hardware products to the general public. In addition, software will be licensed to anticipated Internet Service Providers such as AOL, Time Warner, EarthLink, Mindspring, etc. for the direct Internet use of their subscribers. The Company will earn a license fee every time the manufacturer or Internet Service Provider delivers the Company's software to its customers. The Company will also seek service agreements to provide in-depth voice interactive features to major companies that provide Internet content through their own web sites. This will allow Internet customers to use conversational speech to speak directly with a web site in order to complete a variety of tasks such as ask questions and hear immediate answers about items offered at an auction site, or ask for help about how to assemble a product. Enhanced service agreements will be available for a monthly fee to larger Internet web sites that will allow the licensed site programmers and webmasters to change their site's conversational speech software to fit their changing needs. The Company anticipates charging the following fees: 1) computer manufacturers and distributors - $100,000 to $500,000 one time fee depending on projected volume plus $10.00 license fee for each software system bundled with hardware; 2) Internet Service Providers - $100,000 to $500,000 one time fee depending on projected volume plus $10.00 license fee for software downloaded from their web sites; 3) major companies with enhanced service agreements - $100,000 to $500,000 one time fee depending upon projected volume plus $5,000 to $10,000 monthly license fee. In addition to these fees, the Company will offer annual advertising rates of $100,000 to $500,000 to Internet sellers in order to include direct verbal links to their sites as "preferred" web sites, e.g. if a software user asks for an automobile dealer in his area the computer would verbally respond first with the name of a "preferred" dealer's location and web site. The Company predicts it will be able to generate sufficient revenues and profits from operations beginning in the sixth quarter of operation to continue in business and fund anticipated growth. Management has no market or distribution agreements with the above manufacturers or Internet Service Providers. Per the Company's business plan, Management will seek out partnership and distribution agreements with manufacturers and Internet Service Providers in months three through twelve.

Investors in the Company should be particularly aware of the inherent risks associated with the Company's plans and product. These risks include but are not limited to: a lack of independent market testing of the Company's product; lack of a proven market or market studies for the Company's product; the limited experience of management; the Company's position of being in the starting stages of its business plan; there has been no independent view or certification of originality of its software; and the financial and personnel resources of the Company are considerably less than its competitors.

Although Management intends to implement its business plan through the foreseeable future and will do its best to mitigate the risks associated with its business plan, there can be no assurance that such efforts will be successful. Currently, Management is concentrating on advancing its business plan. Management has no liquidation plans should the Company require additional cash and be unable to receive funding. Should the Company be unable to implement its business plan, Management would investigate all options available to retain value for the shareholders. Among the options that would be considered are: the sale of the rights to the patents, acquisition of another product or technology, or a merger or acquisition (as a parent or target) of another business entity that has revenue and/or long-term growth potential.

Investors should evaluate all of these risks before considering an investment in this Company.

The Company has no new product or service planned or announced to the public.

The size and financial strengths of the Company's competitors, such as Conversational Computing Corporation and Grover Industries, are substantially greater than those of the Company. However, management believes that the Company can effectively compete with those other companies because of the unique nature of its product. The Company's product uniqueness is primarily its ability to direct computers to follow commands through the use of free format requests using conversational speech. This unique feature, Management believes, will allow the Company's product to compete effectively in the market. None of the Company's competitors currently offer voice interaction with computers using conversational speech. None of the Company's competitors have announced any plans to offer software for voice interaction with computers using conversational speech. Management is not aware of any significant barriers to the Company's entry into the computer speech recognition market, however, the Company at this time has no market share of the computer speech recognition product category.

IBM Viavoice Runtime and Dragon Naturally Speaking Runtime are the two primary suppliers of commercially available speech recognition software licensed for use by advanced software application companies such as One Voice Technologies, Inc. The Company integrates its advanced proprietary software systems with these basic commercially available speech recognition software "platforms". The Company is negotiating with both of these primary suppliers in order to gain the most favorable licensing fees available. Management anticipates negotiating and securing an annual license agreement after month six of its business plan with current quoted license fees ranging from $300,000 to $450,000 per year. Blank recordable CD-ROM discs are readily available through computer wholesalers or retail stores throughout the Unites States. The Company intends to transfer its software to CD-ROM discs at its own facilities at a cost not to exceed $2.00 per disc. Management anticipates transferring only one to two hundred software copies to master CD-ROM discs for its direct licensing program. The Company will not require formal contracts with any suppliers or manufacturers of physical products.

The Company intends to sell its products through a variety of computer manufacturers and Internet Service Providers and will not depend on any one or a few major customers.

The Company owns exclusive rights to the pending United States Patents per the merger agreement ratified at a special meeting of the shareholders of Dead On, Inc., the shareholders of Dead On, Inc. and Mr. Weber, representing Conversational Systems, Inc., on July 9, 1999, in which all parties agreed to merge Converstional Systems Inc., including its pending United States Patents, with Dead On, Inc. and change the name of Dead On , Inc. to ConversIt. Com, Inc. On September 9, 1999 ConversIt.com, Inc. changed its name to One Voice Technologies, Inc. As of the date of this filing, both patents are still pending. The two pending United States Patents define the primary features and unique procedures that comprise the Company's product as described in its business plan.

The Company does not need any governmental approval of its principal product. The Company's business is not subject to material regulation by federal, state, or local governmental agencies.

All research and development costs since inception have been immaterial in cost and will not be passed on to customers.

The Company currently has four employees.

Year 2000 Disclosure

Computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruption of normal business activities.

The Company's Management has hands-on familiarity with all of the software that will be utilized in its business plan and has confirmation from third party suppliers that its proposed software is certified Year 2000 compatible for all of its computing requirements. In addition, proposed suppliers of office equipment for the Company's business plan have confirmed that embedded technology systems such as micro processors in telephone systems and other non-computer devices that have been or will be purchased per the Company's business plan are already Year 2000 compatible. While the Company has made what it believes to be adequate inquiries of its software suppliers as to Year 2000 compliance, there can be no guarantee that the software suppliers will be adequately prepared for every possible contingent Year 2000 software problem, which could have minor or material adverse effects on the Company's results of operations. In a most likely worst case scenario of moderate software problems, the Company may experience minor adverse cash flow effects based upon a moderate length of time needed to correct software problems. Due to Management's knowledge and experience with software, the Company's contingency plan in a most likely worst case scenario would be to modify and correct its own software and rely upon other software suppliers such as Microsoft and IBM to provide software corrections via Internet and telephone support systems.

The Company has purchased new off-the-shelf Year 2000 compatible software in order to run its operations, has tested all of its software for Year 2000 compatibility and anticipates no material impact on its operating systems. The total cost of this new software was $1,000.


                                     ITEM 2
                                PLAN OF OPERATION


The Company maintains a cash balance sufficient to sustain corporate operations until December 31, 2001. The losses through August 1999 were due to software development costs and operational expenses. Sales of the Company's equity securities have allowed the Company to maintain a positive cash flow balance.

During the next twelve months, Management's business plan is for the Company to take the following steps to market its product: during months one through six complete software programming - $500,000, secure license for commercially available voice recognition software and develop marketing strategy - $500,000, setup web site - $15,000; during months seven through ten beta test software - $50,000; during months seven through twelve make software programming corrections - $100,000; during months three through twelve market the Company's product to computer manufacturers and Internet Service Providers - $100,000; and produce the Company's product for delivery beginning in the first quarter after month twelve.

Cash flow from sales is estimated to begin after the end of the next twelve months. The Company may face considerable risk in completing each of its business plan steps, such as cost overruns in each step, a lack of interest in the Company's product in the market on the part of its anticipated computer manufacturer partners and Internet Service Provider partners, and/or consumers, and a shortfall of funding due to the Company's inability to raise capital in the equity securities market. If further funding is required, and no funding is received during the next twelve months, the Company would be forced to rely on its existing cash in the bank or short term bridge loans. While Management believes its current cash balance to be sufficient for the completion of its product and marketing prior to receiving cash flow from sales per its business plan, the Company may be unable to complete its product development until such time as necessary funds could be raised in the equity market. In such a restricted cash flow scenario, the Company would delay all cash intensive activities.

While the Company plans to spend an additional $500,000 to finish programming of its existing software product, the Company has no plans at this time to incur new product research and development costs. There are no current plans to purchase or sell any significant amount of fixed assets. The Company's business plan provides for an increase of four employees during the next twelve months.

                                     ITEM 3
                             DESCRIPTION OF PROPERTY

The Company's principal executive office address is 6333 Greenwich Drive, Suite 240, San Diego, California 92122. The Company has a lease for 3,350 square feet of office space for a period of three years and eight and one half months commencing on July 15, 1999 at a cost of $27,720 in year one, $70,806 in year two, $75,291 in year three, $77,301 in year four, and $19,598 for the period ending March 31, 2003. Management considers the Company's current principal office space arrangement adequate for current and short-term estimated growth.


                                     ITEM 4
                 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                                 AND MANAGEMENT

The following table sets forth information on the ownership of the Company's voting securities by Officers, Directors and major shareholders as well as those who own beneficially more than five percent of the Company's common stock through the most current date - July 31,1999:


Title Of        Name &                                Amount &              Percent
Class           Address                               Nature of owner       Owned
-----           -------                               ---------------       -----
Common          Dean Weber                            3,957,800             34.8
                6333 Greenwich Dr, Ste 240
                San Diego, Ca 92122

Common          iVantage, Inc.                        1,600,200             14.1(a)
                6333 Greenwich Dr, Ste 240
                San Diego, Ca 92122

Common          George Kaelin                           303,100              2.7
                6333 Greenwich Dr, Ste 240
                San Diego, Ca 92122



Total                                                 5,861,100


(a) iVantage, Inc. is wholly owned by Dean Weber, Chairman of the Board, CEO, and Secretary of One Voice Technologies, Inc.


                                     ITEM 5
                    DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS,
                               AND CONTROL PERSONS

The Directors and Officers of the Company, all of those whose terms will expire 12/31/99, or at such a time as their successors shall be elected and qualified are as follows:

Name & Address                        Age     Position                   Date First Elected
--------------                        ---     --------                   ------------------
Dean Weber                            37      CEO, Secretary,               7/9/99
6333 Greenwich Dr, Ste 240                    Chairman, of
San Diego, Ca 92122                           the Board

Rahoul Sharan                         37      CFO, Director                 7/9/99
6333 Greenwich Dr, Ste 240
San Diego, Ca 92122


George Kaelin                         33      Director                      7/9/99
6333 Greenwich Dr, Ste 240
San Diego, Ca 92122


Each of the foregoing persons may be deemed a "promoter" of the Company, as that term is defined in the rules and regulations promulgated under the securities and Exchange Act of 1933.

Directors are elected to serve until the next annual meeting of stockholders and until their successors have been elected and qualified. Officers are appointed to serve until the meeting of the Board of Directors following the next annual meeting of stockholders and until their successors have been elected and qualified.

No Executive Officer or Director of the Corporation has been the subject of any Order, Judgement, or Decree of any Court of competent jurisdiction, of any regulatory agency enjoining him from acting as an investment advisor, underwriter, broker or dealer in the securities industry, or as an affiliated person, director or employee of an investment company, bank, savings and loan association, or insurance company or from engaging in or continuing any conduct or practice in connection with any such activity or in connection with the purchase or sale of any securities nor has any such person been the subject of any Order of a State authority barring or suspending for more than sixty (60) days, the right of such a person to be engaged in such activities or to be associated with such activities.

No Executive Officer or Director of the Corporation has been convicted in any criminal proceeding (excluding traffic violations) or is the subject of a criminal proceeding which is currently pending.

No Executive Officer or Director of the Corporation is the subject of any pending legal proceedings.


Resumes

Dean Weber, President & Director

1998 - present         Founder and President of Conversational Systems, Inc. in
                       San Diego, California. Specializing in the development of
                       computer interactive software for the consumer market.

1991 - 1998            Founder and President of EditPro Corporation in San
                       Diego, California. Specializing in the development,
                       marketing and consulting of software applications for the
                       computer engineering market.

1989 - 1991            Software Design Consultant to various companies including
                       Xerox and Rockwell to design and develop computer based
                       software systems.

1987 - 1989            Senior Project Engineer with Northrop Corporation in Pico
                       Rivera, California. Led engineering team which created
                       in-house publishing systems for the B2 Stealth Bomber
                       project.

1984 - 1987            Senior Software Engineer with United Technologies in
                       Hartford, Connecticut. Designed and developed real-time
                       software systems for NASA and U.S. Navy projects.

1984                   B.S. in computer science, Central Connecticut State
                       University, New Britain, Connecticut.


Rahoul Sharan, CFO & Director

1988 - present         Partner in S & P Group in Vancouver, Canada, a company
                       which specializes in investment financing for venture
                       capital projects and real estate development and
                       construction.

1987 - present         Director and President of KJN Management, Ltd. in
                       Vancouver, Canada, a company which specializes in
                       management of venture capital projects for a variety of
                       businesses.

1984 - 1987            Chartered Accountant with Coopers & Lybrand, C.A. in
                       Vancouver, Canada, duties included auditing, tax
                       preparation, preparation and review of financial
                       statements.

1984 Bachelor of Commerce degree with finance major, University of British Columbia, Canada


George H. Kaelin, III, Director

1994 - present         Associate Attorney and Partner at the law firm of Endeman
                       Lincoln Turek & Heater, San Diego, California.

1993 - 1994            Associate Attorney at the law firm of Griffith &
                       Thornburgh, Santa Barbara, California.

1991 - 1993            Associate Attorney at the law firm of Jennings Engstrand
                       & Henrikson, San Diego, California.

1990 - 1991            Assistant to Alaska Legislature in drafting the Alaskan
                       Non Profit Corporations Code.

1990                   Clerk to the Honorable Milton L. Schwartz, U.S. District
                       Court, Eastern District.

1991                   J. D. degree, University of California at Davis

1988                   B.B.A. Summa Cum Laude, University of San Diego,
                       California


                                     ITEM 6
                             EXECUTIVE COMPENSATION

The Company's CEO is paid a salary of $180,000 per year. The Company's CFO is paid a service fee of $120,000 per year.

                           SUMMARY COMPENSATION TABLE

Name &          Year   Salary    Bonus   Other         Restricted    Options     LTIP          All other
principle               ($)       ($)    annual        stock         SARs        Payouts       compen-
position                                 compen-       awards ($)                 ($)          sation ($)
                                         sation ($)
---------------------------------------------------------------------------------------------------------
D. Weber        1999   180,000   -0-      -0-             -0-         -0-         -0-            -0-
CEO

R Sharan        1999   120,000   -0-      -0-             -0-         -0-         -0-            -0-
CFO

The Company has one employment agreement with its CEO, Dean Weber. The terms consist of payment of a salary to Mr. Weber of $180,000 per year commencing on July 14, 1999 and ending on July 14, 2002.

The Company has one personal service agreement with its CFO, Rahoul Sharan. The terms consist of payment of a fee to Mr. Sharan of $120,000 per year commencing on July 14, 1999 and ending on July 14, 2002.

The Officers and the Board of Directors have the responsibility to determine the amount of remuneration for key personnel based upon such factors as positive cash flow to include stock sales, product sales, estimated cash expenditures, accounts receivable, accounts payable, notes payable, and a cash balance of not less than $100,000 at each month end.

There are no annuity, pension or retirement benefits proposed to be paid to officers, directors or employees of the Corporation in the event of retirement at normal retirement date pursuant to any presently existing plan provided or contributed to by the Corporation or any of its subsidiaries, if any.


                                     ITEM 7
                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During the years 1997 and 1998 and the interim period ended August 31, 1999 a director of the Company provided the Company with the use of a telephone number and a business mailing address. The costs associated with the use of the telephone and mailing address were deemed by management to be immaterial as the telephone and mailing address were almost exclusively used by the director for other business and personal purposes.

The Company's chief executive officer has advanced $4,500 to the Company. The Company's chief financial officer has advanced $10,000 to the Company. Both of these cash advances are recorded on the Company's financial statements as current liabilities with no written or verbal agreement regarding loan terms of repayment or stated interest rate.

                                     ITEM 8
                            DESCRIPTION OF SECURITIES

The Company's Certificate of Incorporation authorizes the issuance of 50,000,000 Shares of Common Stock, $.001 par value per share, and 10,000,000 shares of preferred stock, $.001 par value per share. Holders of shares of Common Stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of Common Stock have cumulative voting rights. Holders of shares of Common Stock are entitled to share ratably in dividends, if any, as may be declared, from time to time by the Board of Directors in its discretion, from funds legally available therefor. In the event of a liquidation, dissolution, or winding up of the Company, the holders of shares of Common Stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of Common Stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares. All of the outstanding Common Stock is, and the shares offered by the Company pursuant to this offering will be, when issued and delivered, fully paid and non-assessable. The Board of Directors, from time to time in its sole discretion, has the authority to fix the powers, rights, qualifications, limitations, and restrictions pertaining to the preferred stock.

The Securities and Exchange Commission has adopted Rule 15g-9 which established the definition of a "penny stock", for the purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:
(i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

                                     PART II

                                     ITEM 1
         MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY
                          AND OTHER SHAREHOLDER MATTERS

The Company's common stock shares currently trade on the OTC Electronic Bulletin Board which is sponsored by the National Association of Securities Dealers
(NASD). The OTC Electronic Bulletin Board is a network of security dealers who buy and sell stock. The dealers are connected by a computer network which provides information on current "bids" and "asks" as well as volume information. The Company is scheduled to be de-listed from the OTC Bulletin Board on November 30, 1999, and listed on the National Quotation Bureau, Inc., (the "Pink Sheets") pursuant to NASD Rule 6530. Once the Company has completed the comment period on this Form 10SB filing the Company shall seek to be listed again on the OTC Bulletin Board.

For the periods indicated, the following table sets forth the high and low bid prices per share of common stock. These prices represent inter-dealer quotations without retail mark-up, mark-down, or commission and may not necessarily represent actual transactions.


                                     Low             High
1998

First Quarter                         .00             .00
Second Quarter                        .00             .00
Third Quarter                         .00             .00
Fourth Quarter                        .50             .55


1999

First Quarter                         .25             .60
Second Quarter                        .25            5.38
Third Quarter                        6.69            9.50


As of July 31, 1999, the Company had 76 shareholders of record, however, Management believes that an undetermined number of shareholders hold the company's common stock shares registered through the depository trust company, CEDE & Company. The Company has paid no cash dividends. The Company has no outstanding options, however, a stock option plan has been approved whereby the Board of Directors may grant stock options to eligible participants rendering services to the Corporation. The Company has no plans to register any of its securities under the Securities Act for sale by security holders. There is no public offering of equity and there is no proposed public offering of equity.

                                     ITEM 2
                                LEGAL PROCEEDINGS

The Company is involved in the following legal proceedings which are solely related to its discontinued sporting goods equipment and apparel manufacturing business: $47,025 in collection actions filed in California small claims and superior court filings, and one $22,000 judgement awarded to Airport Industrial Investors, the Company's former landlord. As disclosed in the Company's financial statements included with this filing, the former officers of the Company have deposited $100,000 into an escrow account in the care of the Company's attorneys, Luce, Forward, Hamilton & Scripps LLP, to be used to settle prior legal obligations of the Company. The Company anticipates settling all of its legal claims and judgements by December 31, 1999.


                                     ITEM 3
           CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING
                        CONTROL AND FINANCIAL DISCLOSURE

None.


                                     ITEM 4
                     RECENT SALES OF UNREGISTERED SECURITIES

On July 9, 1999, the Company's shareholders authorized the issuance of 7,000,000 shares of unregistered, restricted common stock to the nineteen shareholders of Conversational Systems, Inc., in exchange for all of the issued and outstanding shares of Conversational Systems, Inc. The Company relied upon Section 4(2) of Securities Act of 1993, as amended (the "Act") as the basis of exemption from registration. Each shareholder of Conversational Systems, Inc., had adequate and reasonable opportunity and access to corporate information regarding the Company.

In September 1998, the Company offered and sold 220,000 shares of common stock at $.25 per share to a non-affiliated private investor. The Company relied on an exemption from registration pursuant to Regulation S as the basis of exemption from registration. Blue Sky filings were not required for the private placement as all sales were to a foreign investor.

From the period of approximately May 1, 1999 until July 14, 1999, the Company offered and sold 1,500,000 shares of Rule 144 restricted stock at $2.00 per share to thirty-two non-affiliated private investors. Each investor completed a subscription confirmation letter and private placement subscription agreement whereby the investors certified that they were purchasing the shares for their own accounts and that the investors were accredited as defined. This offering was not accompanied by general advertisement or general solicitation. The Company relied on Section 4 (2) of the Securities Act of 1993, as amended (the "Act") as the basis of exemption from registration. Blue Sky filings were not required for the private placement as all sales were to foreign investors.

                                     ITEM 5
                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company's By-Laws allow for the indemnification of Company Officers and Directors in regard to their carrying out the duties of their offices. The By-Laws also allow for reimbursement of certain legal defenses.

As to indemnification for liabilities arising under the Securities Act of 1933 for directors, officers or persons controlling the Company, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy and unenforceable.


                                    PART F/S

The audited financial statements of the Company and related notes which are included in this offering have been examined by Stonefield Josephson, Inc., Certified Public Accountants, and have been so included in reliance upon the opinion of such accountants given upon their authority as an expert in auditing and accounting.

                          ONE VOICE TECHNOLOGIES, INC.
                     (FORMERLY KNOWN AS CONVERSIT.COM, INC.,
                   DEAD ON, INC., BELRIDGE HOLDINGS CORP. AND
                    BELRIDGE BROADCASTING OF PORTLAND, INC.)
                        (A DEVELOPMENT STAGE ENTERPRISE)

                              FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 1998 AND 1997



                                    CONTENTS

                                                                         Page
                                                                         ----
INDEPENDENT AUDITORS' REPORT                                             F-1

FINANCIAL STATEMENTS:
  Balance Sheets                                                         F-2
  Statements of Operations                                               F-3
  Statement of Stockholders' Equity (Deficit)                            F-4
  Statements of Cash Flows                                               F-5-6
  Notes to Financial Statements                                          F-7-15

                           Stonefield Josephson, Inc.
                        1620 26th Street, Suite 400 South
                           Santa Monica, CA 90404-4041
                                  310-453-9400


Board of Directors
One Voice Technologies, Inc.
San Diego, CA


We have audited the accompanying balance sheet of One Voice Technologies, Inc. A Nevada Corporation as of December 31, 1998, and the related statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Belridge Holdings Corp. as of December 31, 1997 were audited by other auditors who report dated April 10, 1998, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with generally accepted accounting practices. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 1998 financial statement referred to is presented fairly, in all material respects, the financial position of One Voice Technologies, Inc. as of December 31, 1998, and the results of operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.


/s/ Stonefield Josephson, Inc.

Certified Public Accountants
Santa Monica, CA
September 30, 1999

                          ONE VOICE TECHNOLOGIES, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                                 BALANCE SHEETS



                          ASSETS                              August 31,        December 31,      December 31,
                                                                 1999              1998              1997
                                                              -----------       -----------       -----------
                                                              (unaudited)
CURRENT ASSETS:
  Cash                                                        $ 2,367,727       $    30,024       $    30,024
  Cash - restricted                                               100,000                --                --
                                                              -----------       -----------       -----------

          Total current assets                                  2,467,727            30,024            30,024
                                                              -----------       -----------       -----------

PROPERTY AND EQUIPMENT, net of
  accumulated depreciation and amortization                       116,240            49,739            49,739
                                                              -----------       -----------       -----------

OTHER ASSETS:
  Deposits                                                         39,956                --                --
  Patent, net of accumulated amortization                          33,956            11,705            11,705
                                                              -----------       -----------       -----------

          Total other assets                                       73,912            11,705            11,705
                                                              -----------       -----------       -----------

                                                              $ 2,657,879       $    91,468       $    91,468
                                                              ===========       ===========       ===========


LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES:
  Accounts payable                                            $     8,300       $     8,300       $     8,300
  Loan payable                                                    100,000                --                --
  Loan payable, officer                                            10,000            10,000            10,000
  Loan payable, officer-stockholder                                 4,500            13,500            13,500
  Officers advances                                                    --                --             3,922
                                                              -----------       -----------       -----------

          Total current liabilities                               122,800            31,800            35,722
                                                              -----------       -----------       -----------

STOCKHOLDERS' EQUITY:
  Preferred stock; $.001 par value, 10,000,000 shares
    authorized, no shares issued and outstanding                       --                --                --
  Common stock; $.001 par value, 50,000,000 shares
    authorized, 11,370,000, 19,720,000 and 9,500,000
    shares issued and outstanding as of August 31, 1999,
    December 31, 1998 and 1997, respectively                       11,370            19,720             9,500
  Additional paid-in capital                                    3,285,393           439,471           127,605
  Deficit accumulated during development stage                   (761,684)         (399,523)          (81,359)
                                                              -----------       -----------       -----------

          Total stockholders' equity (deficit)                  2,535,079            59,668            55,746
                                                              -----------       -----------       -----------

                                                              $ 2,657,879       $    91,468       $    91,468
                                                              ===========       ===========       ===========



See accompanying independent auditors' report and notes to financial statements.

                          ONE VOICE TECHNOLOGIES, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                            STATEMENTS OF OPERATIONS


                                                                                                        From
                                                                                                    inception on
                                           Eight months                                              February 4,
                                              ended            Year ended        Year ended            1987 to
                                            August 31,        December 31,       December 31,        August 31,
                                               1999               1998               1997               1999*
                                           ------------       ------------       ------------       ------------
                                           (unaudited)
NET REVENUES                               $         --       $         --       $     25,422       $     25,422

COST OF REVENUES                                     --                 --              2,790              2,790
                                           ------------       ------------       ------------       ------------

GROSS PROFIT                                         --                 --             22,632             22,632

GENERAL AND ADMINISTRATIVE
  EXPENSES                                      362,161                 --            101,169            466,152
                                           ------------       ------------       ------------       ------------

LOSS FROM CONTINUING OPERATIONS                (362,161)                --            (78,537)          (443,520)

LOSS ON DISCONTINUED OPERATIONS                      --           (299,161)                             (299,161)

GAIN ON DISPOSAL OF SEGMENT, NET OF
  PROVISION OF $110,788 FOR OPERATING
  LOSSES DURING THE PHASE-OUT PERIOD                 --            (19,003)                --            (19,003)
                                           ------------       ------------       ------------       ------------

NET LOSS                                   $   (362,161)      $   (318,164)      $    (78,537)      $   (761,684)
                                           ============       ============       ============       ============

NET LOSS PER SHARE, basic and diluted
  from continuing operations               $      (0.02)      $         --       $         --
                                           ============       ============       ============

NET LOSS PER SHARE, basic and diluted
  from discontinued operations             $         --       $      (0.01)      $         --
                                           ============       ============       ============

WEIGHTED AVERAGE SHARES OUTSTANDING,
    basic and diluted                        19,698,767         21,370,000         21,370,000
                                           ============       ============       ============


* Audited from inception to December 31, 1998 and unaudited from January 1, 1999 to August 31, 1999.



See accompanying independent auditors' report and notes to financial statements.

                          ONE VOICE TECHNOLOGIES, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                   STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)


                                                                                                                    Total
                                                  Common stock               Additional                         stockholders'
                                         -----------------------------         paid-in         Accumulated         equity/
                                           Shares            Amount            capital           deficit          (deficit)
                                         -----------       -----------       -----------       -----------      -------------
Balance at January 1, 1997                 2,500,000       $     2,500       $    (1,500)      $    (2,822)      $    (1,822)

Issuance of common stock due in
  connection with merger
  agreement (Note 1)                       7,000,000             7,000           129,105                             136,105

Net loss for the year ended
  December 31, 1997                                                                                (78,537)          (78,537)
                                         -----------       -----------       -----------       -----------       -----------

Balance at December 31, 1997               9,500,000             9,500           127,605           (81,359)           55,746

Net proceeds from issuance of
  common stock                            10,000,000            10,000           257,086                             267,086

Net proceeds from issuance of
  common stock                               220,000               220            54,780                              55,000

Net loss for the year ended
  December 31, 1998                                                                               (318,164)         (318,164)
                                         -----------       -----------       -----------       -----------       -----------

Balance at December 31, 1998              19,720,000            19,720           439,471          (399,523)           59,668

Net proceeds from issuance of
  common stock                             1,500,000             1,500         2,546,072                           2,547,572

Net issuance of common stock in
  exchange for services relating to
  private placement                          150,000               150           299,850                             300,000

Retirement of common stock               (10,000,000)          (10,000)                                              (10,000)

Net loss for the eight months
  ended August 31, 1999
  (unaudited)                                                                                     (362,161)         (362,161)
                                         -----------       -----------       -----------       -----------       -----------

Balance at August 31, 1999
  (unaudited)                             11,370,000       $    11,370       $ 3,285,393       $  (761,684)      $ 2,535,079
                                         ===========       ===========       ===========       ===========       ===========



See accompanying independent auditors' report and notes to financial statements.

                          ONE VOICE TECHNOLOGIES, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                            STATEMENTS OF CASH FLOWS

                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS


                                                                                                         From
                                                                                                     inception on
                                                         Eight                                        February 4,
                                                     months ended    Year ended       Year ended       1987 to
                                                      August 31,     December 31,     December 31,    August 31,
                                                         1999           1998             1997            1999*
                                                     ------------    ------------     ------------   ------------
                                                     (unaudited)
CASH FLOWS PROVIDED BY (USED FOR)
 OPERATING ACTIVITIES:
  Net loss                                            $(362,161)      $(318,164)      $ (78,537)      $(761,684)
                                                      ---------       ---------       ---------       ---------

 ADJUSTMENTS TO RECONCILE NET LOSS TO NET
  CASH PROVIDED BY OPERATING ACTIVITIES -
      depreciation and amortization                          --              --           2,118           2,118

 CHANGES IN OPERATING ASSETS AND LIABILITIES:
  (INCREASE) DECREASE IN ASSETS -
      deposits                                          (39,956)             --              --         (39,956)

INCREASE (DECREASE) IN LIABILITIES:
  Officer advances                                           --          (3,922)          2,100              --
  Accounts payable and accrued expenses                      --              --           8,300           8,300
                                                      ---------       ---------       ---------       ---------

          Total adjustments                             (39,956)         (3,922)         12,518         (29,538)
                                                      ---------       ---------       ---------       ---------

          Net cash used for operating activities       (402,117)       (322,086)        (66,019)       (791,222)
                                                      ---------       ---------       ---------       ---------

CASH FLOWS USED FOR INVESTING ACTIVITIES:
  Purchase of property and equipment                    (66,501)             --         (51,857)       (118,358)
  Patents                                               (22,251)             --         (11,705)        (33,956)
  Increase in escrow account                           (100,000)             --              --        (100,000)
                                                      ---------       ---------       ---------       ---------

          Net cash used for investing activities       (188,752)             --         (63,562)       (252,314)
                                                      ---------       ---------       ---------       ---------

                                          (Continued)

* Audited from inception to December 31, 1998 and unaudited from January 1, 1999 to August 31, 1999.

See accompanying independent auditors' report and notes to financial statements.

                                  ONE VOICE TECHNOLOGIES, INC.
                                (A DEVELOPMENT STAGE ENTERPRISE)

                              STATEMENTS OF CASH FLOWS (CONTINUED)

                        INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS


                                                                                                                         From
                                                                                                                     inception on
                                                                     Eight                                            February 4,
                                                                  months ended     Year ended        Year ended         1987 to
                                                                   August 31,      December 31,     December 31,      August 31,
                                                                      1999             1998             1997             1999*
                                                                  ------------     ------------     ------------     ------------
                                                                  (unaudited)
CASH FLOWS PROVIDED BY (USED FOR)
 FINANCING ACTIVITIES:
  Proceeds from issuance of common stock                            2,847,572           322,086          136,105        3,306,763
  Retirement of common stock, net                                     (10,000)               --               --          (10,000)
  Proceeds (payments) from loan payable, officer-stockholder           (9,000)               --           13,500            4,500
  Proceeds from loan payable, officer                                      --                --           10,000           10,000
  Proceeds from loans payable                                         100,000                --               --          100,000
                                                                  -----------       -----------      -----------      -----------

          Net cash provided by financing activities                 2,928,572           322,086          159,605        3,411,263
                                                                  -----------       -----------      -----------      -----------

NET INCREASE (DECREASE) IN CASH                                     2,337,703                --           30,024        2,367,727
CASH, beginning of year                                                30,024            30,024               --               --
                                                                  -----------       -----------      -----------      -----------

CASH, end of year and/or period                                   $ 2,367,727       $    30,024      $    30,024      $ 2,367,727
                                                                  ===========       ===========      ===========      ===========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
 INFORMATION:
  Interest paid                                                   $    17,124       $        --      $        --      $    17,124
                                                                  ===========       ===========      ===========      ===========
  Income taxes paid                                               $     1,823       $        --      $        --      $     1,823
                                                                  ===========       ===========      ===========      ===========


* Audited from inception to December 31, 1998 and unaudited from January 1, 1999 to August 31, 1999.



See accompanying independent auditors' report and notes to financial statements.

                          ONE VOICE TECHNOLOGIES, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                          NOTES TO FINANCIAL STATEMENTS

                      YEAR ENDED DECEMBER 31, 1998 AND 1997



(1)     ORGANIZATION:

               One Voice Technologies, Inc. (formerly known as ConversIt.Com, Inc., Dead On, Inc., Belridge Holdings Corp. and Belridge Broadcasting of Portland, Inc.) was incorporated under the laws of the State of Delaware on February 4, 1987.

               During August 1995, the Company formed Belridge Holdings Corp. under the laws of the State of Nevada. Belridge Broadcasting of Portland merged into Belridge Holdings Corp. thereby changing the domicile from Delaware to Nevada. The Delaware corporation was discontinued.

               During September 1998, Belridge Holdings Corp. entered into a Plan of Exchange with Dead On, LLC, a Delaware limited liability company whereby 10,000,000 shares of its common stock were issued in exchange for all of the membership interest of Dead On, LLC. Dead On, LLC was liquidated and the assets and liabilities of Dead On, LLC were transferred to Belridge Holdings Corp. Subsequent to the exchange, Belridge Holdings Corp. changed its name to Dead On, Inc., a Nevada corporation (Note 7).

               During May 1999, in connection with an Agreement for Acquisition of Assets of Dead On, Inc., the Company sold substantially all of its assets and liabilities relating to its apparel, accessory and sports equipment division (Note 8).

               Effective June 22, 1999, in connection with a Merger Agreement and Plan of Reorganization with Conversational Systems, Inc., a California corporation, Dead On, Inc., a Nevada corporation and certain shareholders of Dead On, Inc. issued 7,000,000 shares of its common stock in exchange for all the outstanding common stock of Conversational Systems, Inc. based on a conversion ratio of 700 shares of the Company's common stock for each share of Conversation Systems common stock. The merger qualified as a tax-free reorganization and has been accounted for as a pooling of interests. Accordingly, the Company's consolidated financial statements have been restated for all periods prior to the business combination to include the combined financial results of Dead On, Inc. and Conversational Systems, Inc.

               Subsequent to the merger, Dead On, Inc. changed its name to ConversIt.Com, Inc., a Nevada corporation.

               Effective September 9, 1999, the Company changed its name to One Voice Technologies, Inc.


(2)     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

        BUSINESS ACTIVITY:

               The Company develops and markets computer software using Intelligent Voice Interactive Technology (IVIT(TM)) to website owners in the United States and other countries.



See accompanying independent auditors' report.

                          ONE VOICE TECHNOLOGIES, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                      YEAR ENDED DECEMBER 31, 1998 AND 1997



(2)     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:

        USE OF ESTIMATES:

               The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        FAIR VALUE:

               Unless otherwise indicated, the fair values of all reported assets and liabilities which represent financial instruments, none of which are held for trading purposes, approximate the carrying values of such amounts.

        CASH:

               Equivalents

               For purposes of the statement of cash flows, cash equivalents include all highly liquid debt instruments with original maturities of three months or less which are not securing any corporate obligations.

               Concentration

               The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

        PROPERTY AND EQUIPMENT:

               Property and equipment are valued at cost. Depreciation is being provided by use of the straight-line method over the estimated useful lives of the assets.

        PATENTS:

               The Company's patent costs consist of legal fees paid in connection with a patent pending. The Company amortizes patents using the straight-line method over the period of estimated benefit, generally five years. There was no amortization expense charged for the eight months ended August 31, 1999 (unaudited) as the patent is pending.



See accompanying independent auditors' report.

                          ONE VOICE TECHNOLOGIES, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                      YEAR ENDED DECEMBER 31, 1998 AND 1997



(2)     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:

        PATENTS, CONTINUED:

               The Company periodically evaluates whether events or circumstances have occurred that may affect the estimated useful life or the recoverability of the remaining balance of the patent. Impairment of the patent is triggered when the estimated future undiscounted cash flows do not exceed the carrying amount of the intangible asset. If the events or circumstances indicate that the remaining balance of the patent may be permanently impaired, such potential impairment will be measured based upon the difference between the carrying amount of the patent and the fair value of such assets, determined using the estimated future discounted cash flows generated.

        NET INCOME (LOSS) PER SHARE:

               The Company has adopted Statement of Financial Accounting Standard No. 128. Earnings per Shares ("SFAS No. 128"), which is effective for annual and interim financial statements issued for periods ending after December 15, 1997. SFAS No. 128 was issued to simplify the standards for calculating earnings per share ("EPS") previously in APB No. 15, Earnings Per Share. SFAS No. 128 replaces the presentation of primary EPS with a presentation of basic EPS. The new rules also require dual presentation of basic and diluted EPS on the face of the statement of operations.

               For the years ended December 31, 1997 and 1998, the per share data is based on the weighted average number of common and common equivalent shares outstanding, and are calculated in accordance with Staff Accounting Bulletin of the Securities and Exchange Commission (SAB) No. 98 whereby common stock, options or warrants to purchase common stock or other potentially dilutive instruments issued for nominal consideration must be reflected in basic and diluted per share calculation for all periods in a manner similar to a stock split, even if anti-dilutive. Accordingly, in computing basic earnings per share, nominal issuances of common stock are reflected in a manner similar to a stock split or dividend. In computing diluted earnings per share, nominal issuances of common stock and potential common stock are reflected in a manner similar to a stock split or dividend.



See accompanying independent auditors' report.

                          ONE VOICE TECHNOLOGIES, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                      YEAR ENDED DECEMBER 31, 1998 AND 1997



(2)     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:

        INCOME TAXES:

               Deferred income taxes are reported using the liability method. Deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

        RECENT PRONOUNCEMENTS EFFECTIVE SUBSEQUENT TO 1998

               In April 1998, Statement of Position 98-5 "Reporting on the Costs of Start-Up Activities" ("SOP 98-5") was issued. SOP 98-5 provides guidance on the financial reporting of start-up costs and organization costs. The SOP is effective for financial statements for fiscal years beginning after December 15, 1998. The Company does not anticipate that the adoption of this statement will have a material effect on its financial statements.

               In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", effective for fiscal years beginning after June 15, 1999. The Company anticipates that due to its limited use of derivative instruments, the adoption of SFAS No. 133 will not have a material effect on its financial statements.

        INTERIM FINANCIAL STATEMENTS (UNAUDITED):

               The accompany unaudited financial statements for the interim period ended August 31, 1999 have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the eight months ended August 31, 1999 are not necessarily indicative of the results that may be expected for the year ending December 31, 1999.


(3)     CASH RESTRICTED:

        In connection with an Escrow Agreement dated July 14, 1999, former officers of Dead On, Inc. have placed $100,000 in an escrow account. The funds are to be used for prior obligations of Dead On, Inc. relating to its apparel, accessory and sports equipment division which was discontinued in December 1998 (Note 8). The funds are restricted through January 2000.



See accompanying independent auditors' report.

                          ONE VOICE TECHNOLOGIES, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                      YEAR ENDED DECEMBER 31, 1998 AND 1997



(4)     PROPERTY AND EQUIPMENT (UNAUDITED):

        A summary is as follows:

               Equipment                                           $ 87,378
               Furniture and fixtures                                30,980
                                                                   --------

                                                                    118,358
               Less accumulated depreciation and amortization         2,118
                                                                   --------

                                                                   $116,240
                                                                   ========

        Depreciation and amortization expense totaled $2,118 for the eight months ended August 31, 1999.


(5)     LOANS PAYABLE (UNAUDITED):

        The loans are not collateralized, non-interest bearing and due on demand.


(6)     RELATED PARTY TRANSACTION:

        During 1997 and 1996, a director of the Company provided office facilities to the Company. The costs related to the transaction are immaterial to the financial statements.


(7)     COMMON STOCK:

        In February 1987, the Company issued 1,000 shares of its common stock for $1,000. In August 1995, the Company effected a 2,500 for one stock split for shareholders of record on August 23, 1995.

        In September 1998, the Company issued 10,000,000 shares of its common stock in exchange for all of the membership interest of Dead On, LLC (Note 1).

        In September 1998, the Company commenced a private placement of 220,000 shares of its common stock at a purchase price of $0.25 per share. In May 1999 (unaudited), the Company commenced a private placement of 1,500,000 shares of the Company's common stock at a purchase price of $2.00 per share (collectively referred to as the "Private Placements"). The Private Placements were exempt from the registration provisions of the Act by virtue of Section 4(2) of the Act, as transactions by an issuer not involving any public offering. The securities issued pursuant to the Private Placements were restricted securities as defined in Rule
        144. The offerings generated proceeds, net of offering costs of approximately $55,000 and $2,994,000, respectively.



See accompanying independent auditors' report.

                          ONE VOICE TECHNOLOGIES, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                      YEAR ENDED DECEMBER 31, 1998 AND 1997



(7)     COMMON STOCK, CONTINUED:

        In May 1999 (unaudited), a group of officers, directors and shareholders of the Company (the "group") formed a new company, Dead On Acquisition Company, a California Corporation. Subsequent to the formation of Dead On Acquisition, the group transferred 6,075,000 shares of the Company's common stock to Dead On Acquisition in exchange for shares of Dead On Acquisition stock.

        On July 14, 1999 (unaudited), 150,000 shares of the Company's common stock was issued for services rendered in connection with the July 1999 private placement.

        Pursuant to a plan approved by One Voice Technologies' Board of Directors in July 1999 (unaudited), the Company repurchased and retired 10,000,000 shares of its common stock, $.001 par value per share.


(8)     DISCONTINUED OPERATIONS:

        On December 31, 1998, the Company was the subject of a formal plan to dispose of substantially all of its assets and liabilities relating to its apparel, accessory and sports equipment division. In May 1999, the Company sold substantially all of its assets and liabilities under an Agreement for Acquisition of Assets of Dead On, Inc. (Note 9) resulting in a gain of $91,785 including a provision for operating losses during the phase-out period of $110,788. The loss from operations totaled $299,161 from revenues of $307,755 for the year ended December 31, 1998. The Company's results of operations have been classified as discontinued operations and prior periods have been restated.


(9)     AGREEMENT FOR ACQUISITION:

        Effective May 14, 1999, in connection with an Agreement for Acquisition of Assets of Dead On, Inc. with Dead On Acquisition Company, the Company sold all of its operating assets and liabilities of Dead On, Inc. to Dead On Acquisition Company for $1.00 (Note 8).




See accompanying independent auditors' report.

                          ONE VOICE TECHNOLOGIES, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                      YEAR ENDED DECEMBER 31, 1998 AND 1997



(10)    BUSINESS COMBINATION:

        Pursuant to a Merger Agreement and Plan of Reorganization dated June 22, 1999, a merger consummated between the Company and Conversational Systems, Inc., a California Corporation. The stock-for-stock transaction was approved by the shareholders of Conversational Systems, after which Conversational Systems was merged with and into Dead On, Inc., with Dead On continuing as the surviving corporation in the merger. As a result of the merger, the separate existence of Conversational Systems ceased. Under the merger agreement, each outstanding share of Conversational Systems common stock was converted into the right to receive 700 Dead On common shares and resulted in the issuance of approximately 7,000,000 shares. This transaction has been accounted for as a pooling of interests, and accordingly, financial information for periods prior to the merger reflect retroactive restatement of the companies combined financial position and operating results. For periods preceding the merger, there were no intercompany transactions which required elimination from the combined consolidated results of operations and there were no adjustments necessary to conform the account practices of the two companies.

        Selected financial information for the combining entities included in the statement of operations for the eight months ended August 31, 1999 (unaudited), December 31, 1998, and 1997 are as follows:

                                           August 31,    December 31,  December 31,
                                              1999          1998          1997
                                           -----------   ------------  ------------
                                           (Unaudited)
            Net sales:
                Dead On                     $     --      $     --      $     --
                Conversational Systems            --            --        25,422
                                            --------      --------      --------

                Combined                    $     --      $     --      $ 25,422
                                            ========      ========      ========

            Net loss:
                Dead On                     $     --      $318,164      $  2,100
                Conversational Systems       362,161            --        76,437
                                            --------      --------      --------

                Combined                    $362,161      $318,164      $ 78,537
                                            ========      ========      ========

(11)    INCOME TAXES:

        For federal income tax return purposes, the Company has available net operating loss carryforwards of approximately $768,000, which expire through 2018 and are available to offset future income tax liabilities.



See accompanying independent auditors' report.

                          ONE VOICE TECHNOLOGIES, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                      YEAR ENDED DECEMBER 31, 1998 AND 1997




(11)    INCOME TAXES, CONTINUED:

        Temporary differences which give rise to deferred tax assets and liabilities at August 31, 1999 are as follows:

            Net operating loss carryforwards      $ 307,200
            Valuation allowance                    (307,200)
                                                  ---------

                      Net deferred taxes          $      --
                                                  =========


(12)    EMPLOYMENT AGREEMENT (UNAUDITED):

        In July 1999, the Company entered into an employment agreement with an officer stockholder of the Company to pay an annual base salary of $180,000 through July 2002. Annual increases are determined annually by the Board of Directors.

        Salaries paid totaled $44,505 for the eight month period ending August 31, 1999.


(13)    CONSULTING AGREEMENT (UNAUDITED):

        In July 1999, the Company entered into a consulting agreement with a personal service corporation owned by an officer of the Company to pay an annual consulting fee of $120,000 through July 2002.

        Consulting fees totaled $36,650 for the eight month period ending August 31, 1999.


(14)    COMMITMENTS:

        Effective July 1999, the Company leases its office facility under a noncancellable operating lease expiring March 31, 2003.

        At August 31, 1999, minimum rental payments under the operating lease is as follows:

           Year ending December 31,
                   1999                                               $ 27,720
                   2000                                                 70,806
                   2001                                                 75,291
                   2002                                                 77,301
                   2003                                                 19,598
                                                                      --------

                                                                      $270,716
                                                                      ========

        Building rental expense totaled $6,281 for the eight months ended August 31, 1999 (unaudited).



See accompanying independent auditors' report.

                          ONE VOICE TECHNOLOGIES, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                      YEAR ENDED DECEMBER 31, 1998 AND 1997



(15)  INCENTIVE AND NONQUALIFIED STOCK OPTION PLAN (UNAUDITED):

      On July 14, 1999, the Company enacted an Incentive and Nonqualified Stock Option Plan (the "Plan") for its employees and consultants under which a maximum of 500,000 options may be granted to purchase common stock of the Company. Two types of options may be granted under the Plan: (1) Incentive Stock Options (also know as Qualified Stock Options) which may only be issued to employees of the Company and whereby the exercise price of the option is not less than the fair market value of the common stock on the date it was reserved for issuance under the Plan; and (2) Nonstatutory Stock Options which may be issued to either employees or consultants of the Company and whereby the exercise price of the option is greater than 85% of the fair market value of the common stock on the date it was reserved for issuance under the plan. Grants of options may be made to employees and consultants without regard to any performance measures. All options issued pursuant to the Plan vest at the rate of 20% per year over a five-year period from the date of the grant. All options issued pursuant to the Plan are nontransferable and subject to forfeiture. As of December 31, 1998, the Company had not issued any options pursuant to the Plan.

      The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee stock options because the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation," requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.


(16)  CONTINGENCIES:

      The Company is party to various legal proceedings arising from the discontinued operations of the Company's apparel division (Note 8). Although the ultimate disposition of these proceedings is not determinable, management, based on advice of legal counsel, does not believe that adverse determinations in any or all of such proceedings will have a material adverse effect on the financial position of the Company.



See accompanying independent auditors' report.

                                    PART III

                                    EXHIBITS

Exhibit 1       Underwriting agreement                                      None
Exhibit 2       Plan of acquisition, reorganization or liquidation          Included
Exhibit 3(i)    Articles of Incorporation                                   Included
Exhibit 3(ii)   Bylaws                                                      Included
Exhibit 4       Instruments defining the rights of holders                  None
Exhibit 7       Opinion re: liquidation preference                          None
Exhibit 9       Voting Trust Agreement                                      None
Exhibit 10      Material contracts                                          Included
Exhibit 11      Statement re: computation of per share earnings             See Financial Stmts.
Exhibit 14      Material foreign patents                                    None
Exhibit 16      Letter on change of certifying accountant                   None
Exhibit 21      Subsidiaries of the registrant                              None
Exhibit 23      Consent of experts and counsel                              Included
Exhibit 24      Power of Attorney                                           None
Exhibit 27      Financial Data Schedule                                     Included
Exhibit 28      Reports furnished to State insurance agencies               None


                                   SIGNATURES

In accordance with Section 12 of the Securities and Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        One Voice Technologies, Inc.



Date  9-30-99                           By /s/ DEAN WEBER
    ------------------------              --------------------------------------
                                            Dean Weber, President & Director


Date  9-30-99                           By /s/ RAHOUL SHARAN
    ------------------------              --------------------------------------
                                            Rahoul Sharan, Director



                                       17